Exhibit 99.1

Proposed Amendment to Bylaws – February 2024

New Wording

Article Twenty-Nine: The Board of Directors shall be appointed by the Shareholders’ Meeting. A director does not need to be a shareholder. The Board of Directors may be removed at any time by the Shareholders’ Meeting as described in the penultimate paragraph of Article Twenty-five herein. The Board of Directors shall consist of nine members.